UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

 Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	GeoPark Announces First Quarter 2020 Operational Update

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES FIRST QUARTER 2020 OPERATIONAL UPDATE

OIL AND GAS PRODUCTION UP 16% TO RECORD LEVELS

PLAYBOOK AND TOOLS FOR THE DOWNTURN:

$163 MILLION CASH POSITION

$75 MILLION IN NEW FUNDING

60-65% WORK PROGRAM REDUCTION

$200+ MILLION OF INVESTMENT AND COST REDUCTIONS IMPLEMENTED

65% HEDGED OIL PRODUCTION IN 2Q2020

CASH FLOW POSITIVE PRODUCTION AT $20-30 PER BARREL

Bogota, Colombia – April 20, 2020 – GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Peru, Argentina, Brazil, Chile and Ecuador, today announced its operational update for the three-month period ended March 31, 2020 (“1Q2020”).

All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when otherwise specified.

Highlights

Keep Team Safe and Healthy / Continuity of Field Operations

•	Protocols, preventive measures and crisis response plans in place across six-country platform

•	Field teams reduced to minimum with back-up teams and contingencies in place

•	Office functions moved to home

•	Supporting local communities with safety, medical and food supplies

Low Breakeven Oil & Gas Production Base

•	90% oil and gas production cash flow positive at $20-30 per bbl Brent oil price

•	Principal Llanos 34 block (GeoPark operated, 45% WI) oil fields with breakeven price of approximately $15-17 per bbl[1]

•	New CPO-5 block (GeoPark non-operated, 30% WI) with breakeven price of approximately $6-7 per bbl[2]

Self-Funded 2020 Investment and Work Program Reduction

•	2020 work program reduced by 60-65% (or $110-130 million) to $70-80 million

•	Targeting 43,000-44,000 boepd average production and operating netbacks of $210-230 million assuming Brent of $30 per bbl[3]

_____________________

1 Refers to oil price in Colombia (Brent minus Vasconia differential). Assuming a $5 per bbl differential, would imply a breakeven below $20-22 Brent oil price per bbl.

2 Refers to oil price in Colombia (Brent minus Vasconia differential). Assuming a $5 per bbl differential, would imply a breakeven of approximately $11-12 Brent oil price per bbl.

3 Brent assumption from April to December 2020.

Decisive and Ongoing Cost Reductions

•	Further improving GeoPark’s leading cost efficiencies with ongoing cost-cutting initiatives at operating, G&A and capital investment levels

•	Voluntary salary and bonus reduction by management, Board of Directors and employees (20-50% reductions)

•	Temporary suspension of quarterly cash dividends and share buybacks

•	To date, total capital and cost reductions nearly $200 million

Strong Cash Position and Balance Sheet with Safety Nets in Place

•	$75 million oil prepayment facility, with $50 million committed

•	$163 million of cash[4] and approximately $168 million in uncommitted credit lines[5]

•	Long-term financial debt maturity profile with no principal payments until September 2024

•	S&P and Fitch recently reaffirmed GeoPark’s long-term corporate credit rating at B+

Protecting Base Oil Price

•	65-70% of oil production hedged in 2Q2020[6]

•	40-45% of oil production hedged in 3Q2020[6]

Preparing for Recovery

•	Protecting critical tools and capabilities necessary for the short, medium and long-term

•	Flexible work programs, quickly adaptable and expanded if Brent prices recover to $35-40 per bbl

First Quarter 2020 Production and Operations Highlights

•	Consolidated oil and gas production growth of 16% to record production of 45,731[7] boepd

•	Colombia: Nine new wells tested and put on production in the Llanos 34 block

•	Chile: Discovery of the new Jauke Oeste gas field in the Fell block (GeoPark operated, 100% WI)

•	Successful operational takeover and integration of Amerisur Resources Plc (“Amerisur”) assets

James F. Park, Chief Executive Officer of GeoPark, said: “Congratulations to our team for a powerful first quarter with 16% production growth and for our fast and decisive reaction to the historic pandemic and oil price collapse. We immediately moved to safeguard our people and secure our field operations across our six-country platform - while simultaneously protecting our cash by implementing capital and cost reductions that could exceed $200 million through the year – and still ensuring a self-funded work program. We also protected our base oil price above our breakevens and secured a new safety-net financing facility to guarantee access to additional liquidity if needed. Our low-cost production base provides a competitive advantage to GeoPark during times of low oil prices and our 17-year track-record of successfully working through multiple global and local crises reflects the proven ability of our seasoned team to prevail during times of stress. We also continue to focus on the medium and longer term to take advantage of the downturn to streamline even more our business and prepare to emerge even stronger and better during the recovery.”

Breakdown of Quarterly Production by Country

The following table shows production figures for 1Q2020, as compared to 1Q2019:

	1Q2020			1Q2019
	Total (boepd)	Oil (bopd)ab	Gas (mcfpd)	Total (boepd)	% Chg.
Colombia	38,723	38,526	1,165	32,131	21%
Chile	3,121	638	14,903	2,961	5%
Brazil	1,290	118	7,028	1,960	-34%
Argentina	2,597	1,579	6,109	2,505	4%
Total	45,731	40,861	29,206	39,557	16%
a)	Includes royalties paid in kind in Colombia for approximately 1,807 bopd in 1Q2020. No royalties were paid in kind in Brazil, Chile or Argentina.

b)	Production from Amerisur is consolidated since January 1, 2020.

_____________________

4 As of April 13, 2020 (unaudited).

5 As of December 2019.

6 Please refer to the “Commodity Risk Oil Management Contracts” section included in this press release for a description of hedges in place as of the date of this release.

7Includes 5,812 bopd of production from the recent Amerisur acquisition, being consolidated since January 1, 2020.

Quarterly Production Evolution

(boepd)	1Q2020	4Q2019	3Q2019	2Q2019	1Q2019
Colombia	38,723	33,311	31,578	32,191[a]	32,131[a]
Chile	3,121	3,292	3,358	2,952	2,961
Brazil	1,290	2,799	2,299	1,693	1,960
Argentina	2,597	2,384	2,384	2,365	2,505
Total	45,731	41,786	39,619	39,201	39,557
Oil	40,861	35,456	33,693	34,261	34,358
Gas	4,870	6,330	5,926	4,940	5,199
a)	Colombian production includes approximately 640 bopd and 765 bopd during 2Q2019 and 1Q2019, respectively, from the La Cuerva and Yamu blocks that were sold on July 1, 2019.

Oil and Gas Production Update

Consolidated:

Overall oil and gas production grew by 16% to 45,731 boepd in 1Q2020 from 39,557 boepd in 1Q2019, due to increased production in Colombia, including 5,812 bopd from the recent Amerisur acquisition. To a lesser extent, the production increase was also due to higher production in Chile and Argentina, partially offset by lower production in Brazil. Oil represented 89% of total reported production compared to 87% in 1Q2019.

Colombia:

Average net oil and gas production in Colombia grew 21% to 38,723 boepd in 1Q2020 compared to 32,131 boepd in 1Q2019, reflecting the recent acquisition of Amerisur and continued successful exploration, appraisal and development drilling in the Llanos 34 block.

The Llanos 34 block averaged 32,157 bopd in 1Q2020, representing 83% of GeoPark’s production in Colombia. Production from Amerisur averaged 5,812 bopd of light oil in 1Q2020, representing 15% of GeoPark’s production in Colombia.

Drilling activities in the Llanos 34 block:

•	Nine new wells were tested and put on production in the Llanos 34 block, currently adding approximately 8,500 bopd gross. The wells were Tigana Norte 19, Tigana Norte 51, Tigana Norte 52, Jacana 34, Jacana 43, Jacana 47, Tigui 3, Tigui 7 and Tigui 8.

Acquisition and takeover of Amerisur:

•	GeoPark successfully closed the acquisition and initiated operational takeover and integration of Amerisur assets in January 2020.

•	CPO-5 block production averaged 7,833 bopd gross (2,350 bopd net to GeoPark) of light oil during 1Q2020. Mariposa and Indico, the two main producing fields in the block, continue showing strong reservoir performance by maintaining flat production levels since being discovered in 2017 and 2018, respectively.

•	Platanillo block (GeoPark operated, 100% WI) production averaged 3,462 bopd of light oil during 1Q2020.

•	For further details on the recent Amerisur acquisition, please refer to the release published on January 16, 2020.

Chile:

Average net production in Chile increased by 5% to 3,121 boepd. Higher production in 1Q2020 resulted from the successful development of the Jauke gas field and the recent discovery of the Jauke Oeste gas field in the Fell block. The production mix during 1Q2020 was 80% gas and 20% light oil (compared to 77% gas and 23% light oil in 1Q2019).

Exploration drilling in the Fell block:

•	The Jauke Oeste 1 exploration well was drilled to a total depth of 9,596 feet. A production test in the Tobifera formation resulted in an average production rate of 4.4 million standard cubic feet per day of gas (or 729 boepd) and 52 bopd of condensate. Surface facilities are in place and the well is currently in production.

Exploration drilling in the Tierra del Fuego blocks:

•	The Leun exploration prospect in the Flamenco block (GeoPark operated, 50% WI) was drilled to a total depth of 7,808 feet targeting the Tobifera formation. The well is currently under evaluation.

•	The Huillin exploration prospect in the Isla Norte block (GeoPark operated, 60% WI) was drilled to a total depth of 9,432 feet targeting the Tobifera and Springhill formations. Petrophysical logging interpretations indicated non-commercial oil accumulations, and following these results, a decision was made to plug and abandon the well.

•	These activities correspond to pending commitments in the Flamenco and Isla Norte blocks maturing in 2020.

Brazil:

Average net production in Brazil decreased by 34% to 1,290 boepd in 1Q2020 compared to 1,960 boepd in 1Q2019 mainly due to lower gas demand affecting production in the Manati gas field (GeoPark non-operated, 10% WI). The production mix during 1Q2020 was 91% natural gas and 9% oil and condensate (compared to 96% natural gas and 4% condensate in 1Q2019).

The natural gas produced in the Manati gas field is sold to Petrobras under a long-term contract that provides for minimum monthly and annual take or pay levels. Petrobras recently notified its partners in the Manati consortium that the COVID-19 pandemic could be considered a force majeure event that could temporarily reduce its offtake commitment. GeoPark considers that COVID-19 pandemic does not constitute a force majeure event under the contract and is currently evaluating next steps to avoid the effects of such notice.

Exploration drilling in the Reconcavo basin:

•	The Praia dos Castelhanos 1 well in the REC-T-128 block (GeoPark operated, 70% WI) continued long-term testing activities, averaging 145 bopd gross of light oil during 1Q2020. The well is currently producing 250 bopd gross.

Argentina:

Average net production in Argentina increased by 4% to 2,597 boepd in 1Q2020 (61% oil, 39% gas) compared to 2,505 boepd in 1Q2019 (67% oil, 33% gas), with the Aguada Baguales, Puesto Touquet and El Porvenir blocks (GeoPark operated, 100% WI) reaching their highest quarterly production level since being acquired by GeoPark in 1Q2018. Increased production during the quarter resulted from a successful and ongoing optimization project focused on enhancing base production levels.

OTHER NEWS / RECENT EVENTS

OIL PREPAYMENT FACILITY WITH TRAFIGURA

In April 2020, GeoPark agreed to enter into a prepayment facility with Trafigura providing GeoPark access to funding up to $75 million, with $50 million committed for the next 12 months, in the form of prepaid future oil sales. Upon completion of the legal documentation, the prepayment agreement will provide GeoPark with immediate liquidity that will further strengthen its balance sheet and expand existing cash availability. Funds committed by Trafigura will be made available to GeoPark upon request and will be repaid by GeoPark, through future oil deliveries over two years after funds are disbursed.

As of the date of this press release, GeoPark has not drawn any amounts for prepaid sales and the prepayment facility is subject to final signature of the contracts.

COMMODITY RISK OIL MANAGEMENT CONTRACTS

GeoPark recently added new oil hedges for 15,000 bopd in 2Q2020 and 4,500 bopd in 3Q2020 further increasing its price risk protection within the next six months. After adding these new hedges, the Company has approximately 65-70% and 40-45% of its oil production hedged in 2Q2020 and 3Q2020, respectively.

The Company has the following commodity risk management contracts (reference ICE Brent) in place as of the date of this release:

Period	Type	Volume (bopd)		Contract Terms ($ per bbl)
			Purchased Put or Fixed Price	Sold Put	Sold Call
1Q2020	Zero cost 3-way	8,000	55.0	45.0	79.0-81.5
	Zero cost 3-way	4,000	55.0	45.0	71.0-73.8
	Zero cost 3-way	2,000	55.0	45.0	65.2
	Zero cost 3-way	4,000	55.0	45.0	69.0-70.0
2Q2020	Zero cost 3-way	4,000	55.0	45.0	71.0-73.8
	Zero cost 3-way	2,000	55.0	45.0	65.2
	Zero cost 3-way	4,000	55.0	45.0	69.0-70.0
	Zero cost 3-way	1,000	55.0	45.0	71.95
	Zero cost collar	2,500	34.0	N/A	36.1-36.55
	Zero cost collar	2,500	33.0	N/A	35.1
	Zero cost collar	2,500	30.0	N/A	32.15
	Fixed Price	3,500	31.8	N/A	N/A
	Fixed Price	2,000	31.1	N/A	N/A
	Fixed Price	2,000	32.0	N/A	N/A
3Q2020	Zero cost 3-way	4,000	55.0	45.0	71.0-73.8
	Zero cost 3-way	2,000	55.0	45.0	65.2
	Zero cost 3-way	4,000	55.0	45.0	69.0-70.0
	Zero cost 3-way	1,000	55.0	45.0	71.95
	Zero cost collar	2,500	30.0	N/A	32.15
	Fixed Price	2,000	32.0	N/A	N/A
4Q2020	Zero cost 3-way	4,000	55.0	45.0	71.0-73.8
	Zero cost 3-way	2,000	55.0	45.0	65.2
	Zero cost 3-way	4,000	55.0	45.0	69.0-70.0
	Zero cost 3-way	1,000	55.0	45.0	71.95

For further information, please contact: INVESTORS:

Stacy Steimel – Shareholder Value Director Santiago, Chile	ssteimel@geo-park.com
T: +562 2242 9600

Miguel Bello – Market Access Director Santiago, Chile T: +562 2242 9600	mbello@geo-park.com

MEDIA:

Communications Department	communications@geo-park.com

GLOSSARY

ANP	Brazil’s National Agency of Petroleum, Natural Gas and Biofuels

Operating netback

Revenue, less production and operating costs (net of accrual of stock options and stock awards), selling expenses and realized portion of commodity risk management contracts. Operating netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

Bbl	Barrel

Boe	Barrels of oil equivalent

Boepd	Barrels of oil equivalent per day

Bopd	Barrels of oil per day

D&M	DeGolyer and MacNaughton

F&D costs	Finding and development costs, calculated as capital expenditures divided by the applicable net reserves additions before changes in Future Development Capital

Mboe	Thousand barrels of oil equivalent

Mmbo	Million barrels of oil

Mmboe	Million barrels of oil equivalent

Mcfpd	Thousand cubic feet per day

Mmcfpd	Million cubic feet per day

Mm3/day	Thousand cubic meters per day

NPV10	Present value of estimated future oil and gas revenues, net of estimated direct expenses, discounted at an annual rate of 10%

PRMS	Petroleum Resources Management System

Sq km	Square Kilometer

WI	Working Interest

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including the Amerisur acquisition, any potential dispute with Petrobras, the COVID-19 pandemic, expected production growth, expected schedule, economic recovery, payback timing, IRR, drilling activities, demand for oil and gas, capital expenditures plan, regulatory approvals, reserves and exploration resources. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors. Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses, except when specified.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Readers are cautioned that the exploration resources disclosed in this press release are not necessarily indicative of long-term performance or of ultimate recovery. Unrisked prospective resources are not risked for change of development or chance of discovery. If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development. There is no certainty that any portion of the Prospective Resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Prospective Resource volumes are presented as unrisked.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: April 20, 2020